Exhibit 99.2

Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

January 25, 2006	Release 02-06

EUROZINC ANNOUNCES SECONDARY DISTRIBUTION

EuroZinc Mining Corporation (“EuroZinc”) announced today that it has been advised that two of its major shareholders, Resource Capital Funds I and II LP, have entered into an agreement to sell an aggregate of 71,430,000 shares of EuroZinc at a price of Cdn$1.40 per share to an underwriting syndicate for resale to the public by way of a prospectus offering in Canada and private placement in the United States. Resource Capital Fund I LP has agreed to sell its entire position of 35,879,516 shares representing 6.6% of the issued and outstanding shares of EuroZinc, while Resource Capital Fund II LP has agreed to sell 35,550,484 of its current position of 131,691,018 shares of EuroZinc.

Resource Capital Fund III LP currently owns 2,100,000 shares of EuroZinc representing 0.4% of the issued and outstanding total, but in an unrelated transaction has advised EuroZinc of its intention, prior to February 1, 2006, to exercise warrants it holds to acquire an additional 1,400,000 shares of EuroZinc. Subsequent to the exercise of such warrants and the completion of the foregoing secondary distribution of EuroZinc shares by Resource Capital Funds I and II LP, Resource Capital Funds II and III LP will together hold a total of 99,640,534 shares representing 18.4% of the issued and outstanding shares of EuroZinc. As part of the transaction, Resource Capital Fund II LP has agreed not to sell any shares for a period of 90 days from closing of the offering.

 EuroZinc will not receive any proceeds from the sale of these shares by Resource Capital Funds I and II LP, but will receive $840,000 from the exercise of the warrants by Resource Capital Fund III LP.

EuroZinc is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally.

For further information please contact:

Colin K. Benner	Ron Ewing	Troy Winsor
Vice Chairman and CEO	Exec. Vice President	Mgr., Investor Relations
(604) 681-1337	(604) 681-1337	1-888-225-9662

This news release is not an offer to sell or a solicitation of an offer to buy the securities described herein in any jurisdiction. The securities have not and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.